Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

February 2021

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated February 11, 2021, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: February 11, 2021	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum

Executive Vice President and
Head of Corporate Financial Center

The Hague – February 11, 2021

Aegon reports second half-year 2020 results

Improved operating performance; dividend well covered by Free Cash Flows

•

Net loss of EUR 147 million in the second half of 2020, mainly as a result of an increase of the value of liabilities in the Netherlands due to tightening credit spreads, reversing the movement seen in the first half of the year

•

Underlying earnings before tax increase by 7% to EUR 1,029 million driven by the benefit from higher equity markets in the United States and Asset Management, and expense savings. COVID-19 had a manageable impact, as it led to both adverse mortality and favorable morbidity in the US, which broadly offset each other

•	Cash Capital at Holding is within the operating range at EUR 1.1 billion; capital ratios of three main units are above their respective operating levels

•

Proposed final dividend 2020 of EUR 0.06, bringing the full-year dividend to EUR 0.12 per common share or EUR 247 million. The proposed dividend is well covered by the full-year Free Cash Flows of EUR 530 million

•	Gross financial leverage reduces to EUR 6.0 billion following repayment of USD 500 million senior debt

Statement of Lard Friese, CEO

“The second half of 2020 continued to be challenging for our customers, colleagues, and the communities in which we operate. I am proud of the continued commitment of our employees to provide support and uninterrupted service to our customers and business partners in the midst of the pandemic.

In these circumstances, we have worked on our plans to transform Aegon and have laid out a clear road map to improve our performance. In the second half of the year, we took the first concrete steps to deliver on these plans. We sharpened our strategic focus with the announced divestments of our operations in Central & Eastern Europe, restructured our businesses in India, Hong Kong and Singapore, decided to cease funding of GoBear, and delivered 260 initiatives relating to our performance improvement plan. As a result, we have reduced the addressable expense base by more than EUR 75 million in 2020 and remain on track to deliver half of our 2023 target of EUR 400 million savings by the end of 2021.

By proactively managing our balance sheet, we have ensured that the capital ratios of our three main units ended the year above their respective operating levels. Examples of actions we have taken to strengthen our balance sheet range from the reinsurance of disability risk in our Dutch non-life business to the sale of the Transamerica Pyramid. We have also taken a first step towards reaching our deleveraging target by repaying USD 500 million senior debt. Last year’s rebasing of the dividend ensures that it is sustainable and well covered by the Free Cash Flows that we generate, even in reasonable stress scenarios. We will propose a final dividend for 2020 of EUR 0.06 per common share at our 2021 Annual General Meeting, bringing the full-year dividend to EUR 0.12. Our aim is to grow the dividend per share from here in line with recurring Free Cash Flows to around EUR 0.25 over 2023.

We enter 2021 with momentum, but conscious of the fact that there is a lot of work to do to drive further operating improvements. We are establishing dedicated teams to manage our Financial Assets and will continuously look for ways to maximize their value. To further reduce our risk profile, we are reviewing our US variable annuity hedging program. We will share the outcomes once the required foundational work is completed. In our Strategic Assets, we will continue to invest in products and services for our customers to drive profitable growth. We will maintain a strong balance sheet to deal with potential market volatility and deliver on our dividend growth objectives. We are fully focused on delivering the plans outlined at our recent Capital Markets Day to turn Aegon into a more enduring, high-performance company.”

Note: All comparisons in this text are against 2H 2019, unless stated otherwise

Media relations	Investor relations	Conference call including Q&A (9:00 a.m. CET)
Dick Schiethart	Jan Willem Weidema	Audio webcast on aegon.com
+31 (0) 70 344 8821 gcc@aegon.com	+31 (0) 70 344 8028 ir@aegon.com	United States: +1 720 543 0206 United Kingdom: +44 330 336 9125 The Netherlands: +31 20 703 8211
Passcode: 3920226

The Hague – February 11, 2021

Financial overview								unaudited

EUR millions	Notes	Second half 2020	Second half 2019*	%	First half 2020%		Full Year 2020	Full Year 2019*	%
Underlying earnings before tax	1
Americas		556	548	1	264	111	820	1,125	(27)
The Netherlands		344	320	7	321	7	665	648	3
United Kingdom		62	70	(11)	81	(23)	144	139	3
International		81	73	10	75	7	156	144	8
Asset Management		111	79	41	71	57	182	139	31
Holding and other activities		(125)	(129)	4	(112)	(11)	(237)	(227)	(4)

Underlying earnings before tax		1,029	961	7	700	47	1,729	1,969	(12)
Fair value items		(1,150)	168	n.m.	680	n.m.	(470)	(226)	(108)
Realized gains / (losses) on investments		135	131	3	16	n.m.	150	405	(63)
Net impairments		(43)	17	n.m.	(194)	78	(237)	(22)	n.m.
Other income / (charges)		(168)	(188)	11	(1,071)	84	(1,239)	(281)	n.m.
Run-off businesses		25	15	70	4	n.m.	29	23	27

Income before tax		(171)	1,103	n.m.	135	n.m.	(37)	1,868	n.m.
Income tax		24	(195)	n.m.	68	(64)	92	(343)	n.m.

Net income / (loss)		(147)	908	n.m.	202	n.m.	55	1,525	(96)

Net income / (loss) attributable to:
Owners of Aegon N.V.		(157)	908	n.m.	202	n.m.	44	1,524	(97)
Non-controlling interests		10	—	n.m.	1	n.m.	11	—	n.m.
Net underlying earnings		847	816	4	589	44	1,437	1,648	(13)

Return on equity	4	10.6%	9.5%	12	6.5%	63	8.5%	9.6%	(11)

Commissions and expenses		2,980	3,429	(13)	3,229	(8)	6,209	6,627	(6)
of which operating expenses	8	1,866	2,015	(7)	1,985	(6)	3,852	3,928	(2)
of which addressable operating expenses		1,485	1,686	(12)	1,639	(9)	3,123	3,297	(5)
Addressable operating expense in constant currency		1,485	1,663	(11)	1,603	(7)	3,123	3,263	(4)
Gross deposits (on and off balance)	9
Americas		15,335	18,787	(18)	22,485	(32)	37,820	40,406	(6)
The Netherlands		7,628	7,086	8	7,580	1	15,208	13,207	15
United Kingdom		1,304	6,147	(79)	7,295	(82)	8,599	9,749	(12)
International		157	176	(11)	163	(4)	320	358	(11)
Asset Management		70,333	47,459	48	65,043	8	135,375	80,939	67

Total gross deposits		94,756	79,655	19	102,566	(8)	197,322	144,660	36

Net deposits (on and off balance)	9
Americas		(15,605)	(25,900)	40	(2,333)	n.m.	(17,938)	(29,371)	39
The Netherlands		1,067	696	53	691	54	1,758	1,445	22
United Kingdom		(5,641)	(722)	n.m.	2,054	n.m.	(3,587)	(3,487)	(3)
International		73	(42)	n.m.	82	(11)	155	20	n.m.
Asset Management		5,517	3,600	53	395	n.m.	5,912	6,841	(14)

Total net deposits excluding run-off businesses		(14,589)	(22,367)	35	889	n.m.	(13,700)	(24,551)	44
Run-off businesses		(126)	(112)	(12)	63	n.m.	(63)	(578)	89

Total net deposits / (outflows)		(14,715)	(22,479)	35	952	n.m.	(13,763)	(25,130)	45

New life sales	2, 9
Single premiums		503	975	(48)	603	(17)	1,106	1,679	(34)
Recurring premiums annualized		301	358	(16)	319	(6)	620	693	(10)

Total recurring plus 1/10 single		352	456	(23)	379	(7)	731	861	(15)
New life sales	2, 9
Americas		195	219	(11)	185	5	380	419	(9)
The Netherlands		44	84	(47)	47	(7)	92	136	(33)
United Kingdom		14	20	(30)	19	(27)	33	41	(19)
International		99	133	(25)	128	(22)	227	264	(14)

Total recurring plus 1/10 single		352	456	(23)	379	(7)	731	861	(15)
New premium production accident and health insurance		62	113	(45)	124	(50)	186	230	(19)
New premium production property & casualty insurance		67	64	4	59	12	126	129	(2)
Market consistent value of new business	3	155	194	(20)	107	44	262	464	(77)

*	Amounts have been restated to reflect the voluntary change in accounting policies related to deferred cost of reinsurance (DCoR) adopted by Aegon effective January 1, 2020.

2H 2020 Results - 2

The Hague – February 11, 2021

Strategic highlights

Aegon is taking significant steps to transform the company in order to improve its performance and create value for its customers and shareholders. To ensure delivery against these objectives, a rigorous and granular operating plan has been developed across the Group. Aegon focuses on three core markets (the United States, the Netherlands, and the United Kingdom), three growth markets (Spain & Portugal, China, and Brazil) and one global asset manager. Aegon’s businesses in its core markets have been separated into Financial Assets and Strategic Assets. The aim is to release capital from Financial Assets and from businesses outside its core markets, and re-allocate capital to growth opportunities in the Strategic Assets, growth markets and Asset Management. Throughout this transformation, the company aims to maintain a solid capital position in the business units and at the Holding. Through proactive risk management actions, Aegon is improving its risk profile and reducing the volatility of its capital ratios.

Operational improvement plan

In the second half of 2020, Aegon developed an ambitious plan comprised of more than 1,100 detailed initiatives designed to improve the operating performance of its business by reducing costs, expanding margins and growing profitably. The program has had a good start, with 260 initiatives delivered at the end of 2020, of which the majority relates to expense savings. It generally takes more time to execute growth initiatives, as significant investments need to be made to improve customer service, enhance the user experience and develop new products. The company will keep a good pace in executing on these initiatives.

Strategic Assets

Strategic Assets are businesses with a greater potential for an attractive return on capital, where Aegon is well positioned for growth. In these businesses, Aegon will invest in profitable growth by expanding its customer base and increasing its margins.

In the US Individual Solutions business, Transamerica realized sales growth in Term Life and Index Universal Life, two of the main products that it will focus on going forward, both compared to the same period last year and throughout each quarter in 2020. Transamerica’s market share gain in Index Universal Life has been advanced by adding a funeral concierge benefit at no direct cost for qualifying life insurance policyholders. Transamerica developed this new benefit, to provide grieving beneficiaries valuable resources to help plan the funeral of the insured person and other end-of-life services. The addition of this benefit and the growth of World Financial Group contributed to an 11% increase in sales of Index Universal Life, Transamerica’s flagship life insurance product, to USD 105 million, compared to the second half of 2019.

In the US Workplace Solutions business, Transamerica aims to remain a top-5 player in new mid-market sales. Momentum has built in the mid-market with written sales of USD 2.2 billion in the second half of 2020. This represented a decrease of only 4% compared with the exceptionally high sales in the second half of 2019, and an increase of 49% compared to the first half of 2020. Furthermore, Transamerica increased the participation of ancillary services, which supports its aim to expand its margins.

In the Netherlands, Aegon aims to maintain its leading positions in defined contribution pensions and mortgage origination. In the second half of 2020, Aegon the Netherlands originated EUR 5.5 billion of residential mortgages. This brings the total origination volume for 2020 to EUR 11 billion. Of the total mortgages originated in 2020, 66% were fee-based mortgages originated for third-party investors. Aegon is the largest third-party mortgage originator in the Netherlands, benefiting from its scale, high service levels to intermediaries and customers, and diversified funding. Net deposits for defined contribution PPI products increased by over 50% to EUR 481 million in the second half of 2020. Aegon’s PPI offering is low-cost thanks to the scale of its administration subsidiary, TKP, which services 4 million pension participants in the Netherlands.

2H 2020 Results - 3

The Hague – February 11, 2021

In the United Kingdom, Aegon’s aim is to achieve sales growth and positive net deposits in both the Retail and Workplace channels. In the second half of 2020, net deposits in Workplace remained positive at GBP 0.1 billion. The pipeline for new contract wins remains healthy. For Retail, net outflows amounted to GBP 0.7 billion, which is a GBP 0.3 billion improvement compared to the second half of 2019 as a result of better retention rates. By investing in front-end portals and service for advisers and customers, Aegon aims to further invest in the Retail channel to increase momentum. These investments will take place in the coming 18 months and are expected to lead to an improvement in net deposits over time.

Financial Assets

Financial Assets are blocks of business which generally have closed for new sales, and which are capital intensive with relatively low returns on capital employed. Aegon is establishing dedicated teams to manage these businesses, which are responsible for maximizing their value through disciplined risk management and capital management actions.

In the second half of 2020, Transamerica continued its successful track record of dynamically hedging the in-force block of variable annuity business with guaranteed minimum withdrawal benefits (GMWB) for equity and interest risk, with a hedge effectiveness of 98%. The company is reviewing the potential to also move to a full dynamic hedge program for its legacy block of variable annuities and expects to provide an update on this later in 2021.

After successfully completing 90% of the USD 1.1 billion rate increase program for its Long-Term Care block of business initiated in 2016, Transamerica launched a new rate increase program which includes the remaining portion of the 2016 program. Over the coming years, Transamerica will seek to obtain approvals for rate increases with a combined value of USD 300 million. This new program provides additional options for policyholders in some cases. In the second half of 2020, claims experience developed favorably for the Long-Term Care business as a result of fewer new claims and increased claims terminations, due to the impact of the COVID-19 pandemic. This led to an actual to expected claims experience of 71% for the second half of 2020.

Aegon’s Dutch Life business took several actions to stabilize the capital base in order to put it in a position to pay consistent remittances to the Group. To mitigate volatility caused by the basis risk between the EIOPA VA reference portfolio and its own asset portfolio, the Dutch Life business implemented internal model changes and invested more in corporate bonds. Furthermore, it decided to lower the factor applied when calculating the loss-absorbing capacity of deferred taxes (LAC-DT) from 65% to 45% to reduce the sensitivity of this factor to economic variances going forward, and to take into account industry-wide Q&A and good practices recently published by the Dutch Central Bank. Additionally, the business implemented a quarterly remittance policy in the fourth quarter of 2020. To optimize the individual life and pension business and make its expense base more variable, Aegon’s Dutch Life business has started to transfer the administration of these books to IBM and TKP respectively. In November, an important milestone was reached with the first large migration of group pension contracts to TKP.

Growth Markets and Asset Management

In its Growth Markets, Aegon will continue to invest in profitable growth. However, in the second half of 2020 new life sales in Growth Markets declined by 22% to EUR 92 million compared to the second half of 2019, as bank distribution in Spain & Portugal was impacted by the fall-out of the COVID-19 pandemic and sales in China were down from a record-high level in the second half of 2019. Despite lower sales, the inforce business continued to grow, as also underscored by higher earnings from these businesses. Going forward, Aegon will benefit from the expansion of its life and non-life insurance partnership with Banco Santander following its acquisition of Banco Popular. The expansion of the joint venture arrangement, for which Aegon’s paid an upfront amount of EUR 187 million, closed in July 2020.

Aegon’s Asset Management business benefits from its link with the Strategic Assets, as these offer platforms to distribute its competitive, proprietary investment solutions. The aim is to increase the share of platform assets under administration that are managed in-house. Aegon Asset Management’s equity platform has been selected for a EUR 900 million sub-advisory responsible investment mandate from Transamerica on December 1, 2020.

2H 2020 Results - 4

The Hague – February 11, 2021

Furthermore, Transamerica launched two responsible investment bond mutual funds in September 2020, for which Aegon Asset Management is the sub-adviser. This underscores Aegon Asset Management’s strong capabilities in both implementing ESG strategies and applying expert credit analysis. These sub-advisory mandates contributed to an improvement in net deposits from affiliates in the second half of 2020.

Smaller, niche or sub-scale businesses

In small markets or markets where Aegon has sub-scale or niche positions, capital will be managed tightly with a bias to exit.

On November 29, 2020, Aegon reached an agreement to sell its insurance, pension and asset management businesses in Hungary, Poland, Romania and Turkey for EUR 830 million to Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG). The proceeds represent a multiple of 2.6 times the book value on June 30, 2020, and 15 times net underlying earnings in 2019. Aegon expects the transaction to close in the second half of 2021.

On October 9, 2020, Aegon announced the sale of Stonebridge, a UK-based provider of accident insurance products, to Global Premium Holdings group, part of Embignell group. Total proceeds amount to approximately GBP 60 million and are equal to one times Stonebridge’s Solvency II Own Funds at year-end 2019. The transaction is subject to normal regulatory approvals and is expected to be completed in the first quarter of 2021.

In the fourth quarter of 2020, Aegon decided to restructure its TLB business as well as its business in India. TLB – the High-Net-Worth business operating in Hong Kong, Singapore, and Bermuda – has had a change in its management and has been rightsized in response to challenging market conditions through expense reduction initiatives. Moving forward, TLB will increase the usage of digitization and automation in its business operations to both increase efficiency and, at the same time, improve customer service. TLB will also pivot to products that are not only capital-light, but will offer an attractive value proposition for its customers as well. This process began with the recent launch of TLB’s first index-linked product – Genesis Indexed Universal Life – in both Bermuda and Singapore. In India, the unprofitable and sub-scale traditional sales channels were closed, as the company will focus fully on the digital distribution channel going forward. The closing of the traditional channel will lead to a headcount reduction of circa 800 FTE.

In January 2021, Aegon decided together with its joint venture partner to cease funding of GoBear, a digital financial supermarket in Southeast Asia. The business is being closed in a controlled manner, while maintaining optionality to divest all or parts of the business. The ongoing global pandemic has made the operating environment very challenging due to weakened demand for financial products, in particular travel insurance.

Strengthening the balance sheet

Aegon aims to continue to strengthen its balance sheet and is taking proactive management actions to improve its risk profile and reduce the volatility of its capital ratios.

At the Capital Markets Day on December 10, 2020, Aegon announced its plans to significantly reduce its interest rate risk in the US in order to lessen its dependency on financial markets and improve its risk profile. 25% of this plan had been executed by the end of 2020, primarily by lengthening the duration of its asset portfolio.

On October 29, Aegon announced the completion of the sale of the Pyramid building complex in San Francisco, California, for USD 650 million, while retaining the naming rights. The transaction will allow for a further diversification of the investment portfolio at favorable yields, thereby improving the risk profile of the Group. In addition, the sale further strengthened the company’s balance sheet and led to a statutory capital benefit of USD 0.4 billion.

2H 2020 Results - 5

The Hague – February 11, 2021

Effective October 1, 2020, Transamerica completed the legal entity merger of two of its main life insurance carriers in the United States. Transamerica Premier Life Insurance Company (TPLIC) merged into Transamerica Life Insurance Company (TLIC), with TLIC as the surviving entity. In addition, two of Transamerica’s captive reinsurance companies merged into TLIC, MLIC Re I, Inc. effective October 1, 2020, and Pine Falls Re effective December 31, 2020. The premiums, benefits and guarantees for policyholders will not be affected by the legal mergers. The mergers not only simplify Transamerica’s corporate structure, but also make the balance sheet of the surviving entity more resilient and add cash flow testing capacity, while there was a small positive upfront benefit to the US RBC ratio.

In December 2020, Aegon’s Dutch Non-Life business reinsured part of its disability risk through a 60% quota share agreement with a panel of reinsurers. The transaction reduced concentration risk at an attractive cost of capital, and increased its Solvency II ratio by 49%-points. The Solvency II ratio of Aegon’s Dutch Non-Life business stood at 176% at the end of 2020.

2H 2020 Results - 6

The Hague – February 11, 2021

Financial highlights

Underlying earnings before tax

Aegon’s underlying earnings before tax increased by 7% compared with the second half of 2019 to EUR 1,029 million. This was mainly driven by the benefit from higher equity markets in the United States and Asset Management and expense savings, which were only partly offset by the weakening of the US dollar against the Euro.

Underlying earnings before tax from the Americas amounted to EUR 556 million in the second half of 2020, an increase of 1% compared with the same period last year or 6% on a constant currency basis. This increase reflects higher Variable Annuities earnings, lower operating expenses, and EUR 91 million better than expected morbidity experience. These were only partly offset by EUR 83 million adverse mortality experience in the Life business and EUR 35 million other negative one-time items. The favorable morbidity and adverse mortality experience were both driven by the COVID-19 pandemic.

Aegon’s underlying earnings before tax in the Netherlands increased by 7% compared with the second half of 2019 to EUR 344 million. This was driven by higher investment income, higher fee income from the growth of the Service businesses and lower expenses. Expenses decreased primarily due to the impact of moving from a defined benefit plan to a defined contribution plan for the future pension accruals for Aegon’s own employees. Underwriting results in the Netherlands reduced as a result of higher reinsurance costs following the longevity reinsurance transaction in December 2019, and a EUR 14 million provision related to disability insurance.

Underlying earnings before tax from the United Kingdom decreased by 11% compared with the second half of 2019 to EUR 62 million. Higher earnings from the platform business were the result of growth in the Workplace channel, and lower expenses. These were, however, offset by lower earnings as a consequence of the gradual run-off of the traditional pension and unit-linked business, as well as the impact of the COVID-19 pandemic and market uncertainty on the sales and profitability of Aegon’s protection and distribution operations.

Underlying earnings before tax from International amounted to EUR 81 million in the second half of 2020, an increase of 10% compared with the prior year period. This was mainly driven by business growth in Spain & Portugal and China, which was partly offset by adverse claims experience in TLB, Aegon’s High-Net-Worth business.

Underlying earnings before tax from Aegon Asset Management were up by 41% to EUR 111 million in the second half of 2020. Strong performance of Aegon’s Chinese asset management joint venture – Aegon Industrial Fund Management Company (AIFMC) – far more than offset a decrease in earnings from Aegon’s Global Platforms. Performance fees net of performance-based compensation had a positive impact of EUR 56 million on the underlying earnings before tax from AIFMC in the second half of 2020. In addition, management fees for AIFMC increased as a result of higher asset balances, following the successful launch of five new funds as well as inflows into existing funds.

The result from the Holding improved by EUR 4 million compared with the second half of 2019 to a loss of EUR 125 million, reflecting lower operating and funding expenses.

Net income

The net loss for the period amounts to EUR 147 million compared with a net profit of EUR 908 million in the second half of last year, mainly due to fair value losses as a result of an increased value of liabilities in the Netherlands due to tightening credit spreads.

2H 2020 Results - 7

The Hague – February 11, 2021

Fair value items

The loss from fair value items amounted to EUR 1,150 million in the second half of 2020.

The loss from fair value items in the Netherlands amounted to EUR 1,330 million, a reversal of a similar size fair value gain in the first half of 2020. The main driver was a decrease in the illiquidity premium, a reflection of credit spread tightening, leading to a significant increase of the fair value of IFRS insurance liabilities. This in turn increased the Liability Adequacy Test deficit.

In the Americas, the gain from fair value items amounted to EUR 256 million. This primarily reflected gains on fair value investments and unhedged risks, while hedges were effective for the targeted risks. The loss on hedges without an accounting match was driven by the macro equity hedge net of reserve movements, reflecting favorable equity markets in the second half of 2020.

Fair value losses in other units totaled EUR 76 million, driven by adverse results from equity hedges to protect the solvency position and fee income in the United Kingdom as a result of the significant increase in equity markets.

Realized gains on investments

Realized gains on investments amounted to EUR 135 million, reflecting normal trading activity and portfolio adjustments to lengthen the duration of the investment portfolio in Aegon International.

Net impairments

Net impairments on investments amounted to EUR 43 million. This was primarily caused by impairments on corporate bonds in the energy and communications sector, which were partly offset by recoveries on residential mortgage backed securities in the Americas and the unsecured loan portfolio in the Netherlands.

Other charges

Other charges amounted to EUR 168 million, and were mainly driven by the Americas. These were largely attributable to an accrual in relation to the ongoing rehabilitation process of a reinsurer, and the restructuring of captives. Assumption updates in the Netherlands resulted in other income, more than offsetting restructuring costs across the Group, and IFRS 9 / 17 project costs in the Holding.

Income tax

Income tax was a benefit of EUR 24 million, while the loss before tax was EUR 171 million. The effective tax rate of 14% is below the nominal tax rate mainly due to the announcement that the Dutch nominal tax rate will remain at 25% as from 2021, resulting in a reversal of earlier impacts from the previously anticipated lowering of the tax rate to 21.7%. This was only partly offset by the regular benefits from tax credits and non-taxable income.

Return on equity

Return on equity increased by 1.1%-points to 10.6% from a combination of higher net underlying earnings, lower cost of leverage, and lower shareholders’ equity.

Operating expenses

Operating expenses decreased by EUR 149 million compared with the second half of 2019 to EUR 1,866 million, a decrease of 7% or 5% on a constant currency basis. The decline was mainly driven by a reduction in addressable expenses resulting from the performance improvement plan. Furthermore, expenses benefited from lower travel, marketing, and sales activities due to the impact of the COVID-19 pandemic.

Sales

Gross deposits increased by EUR 15 billion compared with the second half of 2019 to EUR 95 billion, driven by Asset Management, where external third-party gross inflows rose by EUR 24 billion to EUR 70 billion. This resulted from higher gross inflows at Aegon’s Chinese asset management joint venture, Aegon Industrial Fund Management Company (AIFMC), as a result of new fund launches and inflows into existing AIFMC funds. These were partially

2H 2020 Results - 8

The Hague – February 11, 2021

offset by EUR 5 billion lower gross deposits in the United Kingdom, driven by lower institutional platform deposits, which are low margin and can be lumpy. Gross deposits for most other channels in the United Kingdom were broadly in line with the previous period despite headwinds from the COVID-19 pandemic. Gross deposits in the Netherlands increased by 8% to EUR 8 billion, driven mainly by continued momentum at online bank Knab and in defined contribution pensions. In the Americas, gross deposits decreased by EUR 3 billion to EUR 15 billion due to three large contract discontinuances in Retirement Plans at the end of 2019 that led to lower recurring deposits this year.

Net deposits amounted to EUR 15 billion of net outflows for the second half of 2020. This was the result of EUR 16 billion net outflows in the Americas, largely attributable to Retirement Plans. The majority of Retirement Plans outflows were in the large market driven nearly equally by contract discontinuances and participant withdrawals. The United Kingdom also showed net outflows of EUR 6 billion driven by the institutional platform, while net deposits in the Workplace channel were positive and outflows in the Retail channel improved. Asset Management saw positive net deposits of EUR 6 billion, driven by AIFMC and net deposits on its Fixed Income Platform. The Netherlands had EUR 1 billion net deposits, driven by growth in its online bank Knab and its defined contribution pension business.

New life sales declined by 23% compared with the second half of 2019 to EUR 352 million. In the Americas, this was mainly driven by lower Whole Life sales, as a result of the decision to make product changes and sunset certain legacy products. This more than offset positive impact from Term Life pricing actions and increased Indexed Universal Life sales. New life sales in International and the Netherlands were down due to exceptionally high sales in the second half of 2019.

New premium production for Accident & Health insurance decreased by 45% to EUR 62 million, as the prior year period included a single large disability contract in the United States. The remaining decline results largely from the decision to exit the individual Medicare supplement market in the United States.

Market consistent value of new business

Market consistent value of new business (MCVNB) decreased by 20% compared with the second half of 2019 to EUR 155 million, largely caused by lower volumes in the United Kingdom, partly driven by the COVID-19 pandemic. Variable Annuities in the United States improved following repricing, leading to volume and product mix changes. This was partly offset by lower volumes and updated assumptions in the Health and Retirement Plans business.

Shareholders’ equity

Shareholders’ equity decreased by EUR 1.1 billion in the second half of 2020 to EUR 22.8 billion on December 31, 2020. This was driven by adverse currency movements, the net loss for the period and dividends to shareholders. As a consequence, shareholders’ equity excluding revaluation reserves decreased by EUR 1.2 billion, to EUR 15.5 billion – or EUR 7.45 per common share – on December 31, 2020.

Gross financial leverage

Gross financial leverage reduced by EUR 0.6 billion in the second half of 2020, leading to gross financial leverage of EUR 6.0 billion per December 31, 2020. This reduction was primarily driven by the previously announced repayment of USD 500 million senior debt maturing in December 2020, and a weakening of the US dollar against the Euro.

The gross financial leverage ratio improved from 28.4% on June 30, 2020 to 27.9% on December 31, 2020, as the reduction in leverage was partly offset by lower shareholders’ equity excluding revaluation reserves.

Cash Capital at Holding and Free Cash Flows

Aegon’s Cash Capital at Holding position decreased from EUR 1,706 million to EUR 1,149 million during the second half of the year, which is in the upper half of the operating range of EUR 0.5 billion to EUR 1.5 billion. Free Cash Flows to the Holding of EUR 140 million resulted from EUR 275 million gross remittances from the units and EUR 135 million holding funding and operating expenses. These covered the EUR 122 million dividends to shareholders.

2H 2020 Results - 9

The Hague – February 11, 2021

The decrease in Cash Capital at Holding was driven by the repayment of USD 500 million senior debt (EUR 411 million) and EUR 175 million capital injections. These capital injections mainly related to the expansion of Aegon’s life and non-life insurance partnership with Banco Santander following its acquisition of Banco Popular.

Capital ratios

Aegon’s Group Solvency II ratio increased from 195% to 196% during the second half of 2020, and the capital ratios of its three main units were above their respective operating levels at the end of 2020. Per December 31, 2020, the proposed final dividend 2020 of EUR 0.06 per common share has been deducted from the Group Solvency II ratio, which reduced the ratio by 1%-point. Capital generation after holding expenses amounted to EUR 223 million for the second half of 2020. Adverse market movements totaled EUR 217 million and were mainly driven by adverse credit spread movements. One-time items amounted to a negative EUR 433 million. This included the expansion of Aegon’s life and non-life insurance partnership with Banco Santander, and the inclusion of Aegon Bank in the calculation of the Group Solvency II ratio in accordance with industry-wide guidelines from the Dutch Central Bank. Other one-time items in the operating units largely offset each other. Normalized capital generation amounted to EUR 873 million, in line with the level in the second half of 2019.

The estimated RBC ratio in the United States increased to 432% on December 31, 2020, compared with 407% on June 30, 2020, and remained above the operating level of 400%. Market impacts had a positive impact on the RBC ratio, primarily from rising equity markets, while the adverse impact of rating migration and credit defaults was limited. Normalized capital generation had a positive impact on the RBC ratio. One-time items had a positive impact overall and included reduced required capital due to decreased hedge fund positions, and an adverse impact from setting up an accrual in relation to the ongoing rehabilitation process of a reinsurer. Finally, there was a downward impact from paying out dividends to the US holding company which was partially offset by the capital benefits as a result of the sale of the Pyramid complex.

The estimated Solvency II ratio of NL Life decreased to 159% on December 31, 2020, from 174% on June 30, 2020, and remained above the operating level of 150%. The decline was driven by Aegon’s decision to lower the factor applied when calculating the loss-absorbing capacity of deferred taxes (LAC-DT), increased investments in corporate credits, volatility in the separate account business, and by adverse market impacts. These were partly offset by a favorable impact from actuarial assumption changes. Aegon decided to lower the LAC-DT factor from 65% to 45% to reduce the sensitivity of this factor to economic variances going forward, and to take into account industry-wide Q&A and good practices recently published by the Dutch Central Bank. In the second half of 2020, cash was reallocated to corporate credits, which led to an initial capital strain, but is expected to improve capital generation going forward. The ratio was also adversely impacted by volatility in the separate account business. Adverse impacts of market movements were mainly driven by the impact from lower interest rates and equity markets. Actuarial assumption updates resulted in a positive impact from an update of mortality tables, further aligning them with Dutch industry practices, and a negative impact from an update of expense assumptions. Normalized capital generation had a positive impact, more than offsetting the EUR 25 million dividend payment to Group in the fourth quarter.

A change of the internal model to mitigate volatility caused by the basis risk between the EIOPA VA reference portfolio and Aegon’s own asset portfolio was implemented in the fourth quarter of 2020. This has reduced the impact from credit spread movements on the Solvency II ratio of the Dutch Life business. The internal model change is expected to remain in place until changes arising from the Solvency II review are enacted.

The estimated Solvency II ratio for Scottish Equitable PLC increased to 156% on December 31, 2020 from 145% on June 30, 2020, bringing it above the operating level of 150%. The increase was primarily driven by the update of the expense assumptions in the second half of 2020, reflecting the benefit of cost reduction initiatives. Furthermore, normalized capital generation had a positive impact.

The Core Tier-1 ratio of Aegon Bank declined from 21.5% per June 30, 2020 to 21.0% on December 31, 2020. Drivers include increased investments in mortgages, which led to higher required capital.

2H 2020 Results - 10

The Hague – February 11, 2021

Final dividend 2020

Aegon aims to pay out a sustainable dividend to allow equity investors to participate in Aegon’s performance. The dividend can grow over time if Aegon’s performance so allows. At the Annual General Meeting of Shareholders on June 3, 2021, the Executive Board will, in the absence of unforeseen circumstances, propose a final dividend for 2020 of EUR 0.06 per common share. If approved, and in combination with the interim dividend of EUR 0.06 per share paid over the first half of 2020, Aegon’s total dividend over 2020 will amount to EUR 0.12 per common share. The final dividend will be paid in cash or stock at the election of the shareholder. The value of the stock dividend will be approximately equal to the cash dividend. Aegon intends to neutralize the dilutive effect of the final 2020 stock dividend on earnings per share in the third quarter of 2021, barring unforeseen circumstances.

If the proposed dividend is approved by shareholders, Aegon’s shares will be quoted ex-dividend on June 7, 2021. The record date for the dividend will be June 8, 2021. The election period for shareholders will run from June 14 up to and including June 30, 2021. The stock fraction will be based on the average share price on Euronext Amsterdam from June 24 until June 30. The stock dividend ratio will be published on Aegon’s website on June 30, 2021, and the dividend will be payable as of July 7, 2021.

2H 2020 Results - 11

The Hague – February 11, 2021

Aegon N.V.

Cash Capital at Holding

					unaudited
	Half Year				Full Year
	First half	Second half	First Half	Second Half
EUR millions	2019	2019	2020	2020	2019	2020
Beginning of period	1,274	1,632	1,192	1,706	1,274	1,192
Americas	402	406	423	42	809	465
The Netherlands	—	—	100	75	—	175
United Kingdom	179	72	—	39	251	39
International	34	94	4	29	128	33
Asset Management	24	20	—	46	44	46
Holding and other activities	—	3	25	45	3	70
Gross remittances	639	595	552	275	1,234	827
Funding and operating expenses	(142)	(169)	(162)	(135)	(312)	(297)
Free cash flow	497	426	390	140	923	530
Divestitures	131	—	153	—	131	153
Capital injections	(147)	(254)	(26)	(175)	(401)	(201)
Capital flows from / (to) shareholders	(170)	(456)	—	(122)	(626)	(122)
Net change in financial leverage	51	(159)	—	(411)	(108)	(411)
Other	(3)	3	(5)	12	—	7
End of period	1,632	1,192	1,706	1,149	1,192	1,149

Aegon N.V.

Solvency II ratio

				unaudited
		Dec. 31,	June 30,	Dec. 31,
EUR millions	Notes	2020	2020	2019
Eligible Own Funds		18,582	17,463	18,470
Consolidated Group SCR		9,473	8,933	9,173
Solvency II ratio	10, 11	196%	195%	201%
Eligible Own Funds to meet MCR		7,888	7,239	7,108
Minimum Capital Requirement (MCR)		2,325	2,262	2,244
MCR ratio		339%	320%	317%
United States - RBC ratio		432%	407%	470%
Aegon Levensverzekering N.V. - Solvency II ratio		159%	174%	164%
Scottish Equitable Plc - Solvency II ratio		156%	145%	148%
Core Tier-1 ratio Aegon Bank		21.0%	21.5%	19.8%

2H 2020 Results - 12

The Hague – February 11, 2021

Americas

Underlying earnings before tax

Underlying earnings before tax from the Americas increased by 6% compared with the second half of 2019 to USD 645 million, mostly due to better than actuarially expected morbidity, favorable equity market performance, and lower operating expenses in most lines of business. This was partly offset by adverse mortality experience in the Life business and lower investment returns in Fixed Annuities driven by the low interest rate environment.

The Life business reported a loss of USD 1 million in the second half of 2020; this compares to a profit of USD 77 million in the second half of 2019. Life earnings were impacted by adverse mortality experience of USD 96 million in the second half of 2020, which compares to experience in the second half of 2019 which was in line with expectations. Mortality experience was driven by larger claims at older ages in universal life products and elevated claims in traditional and term life products. USD 83 million of these claims can be directly attributed to COVID-19 as the cause of death, and the remaining adverse mortality experience is likely attributable to the pandemic as well. Compared to the first half of 2020 the impact from the COVID-19 pandemic on mortality is less pronounced. Adverse persistency in the second half of 2020 was USD 27 million, mainly driven by a block of twenty- and thirty-year term policies. Tighter credit spreads and changes in the asset portfolio drove unfavorable intangible adjustments of USD 38 million in the second half of 2020, which is USD 16 million less negative than in the prior year period. Lower expenses, driven by expense savings initiatives as well as pandemic-induced lower travel and marketing efforts, contributed positively to earnings. Furthermore, investment income was supported by management actions, including investing cash in higher yielding, long dated bonds.

Accident & Health earnings increased by 96% to USD 221 million in the second half of 2020. Earnings benefitted from favorable morbidity experience of USD 106 million, mostly related to the closed block of Long-Term Care insurance. Fewer new Long-Term Care claims, and increased claims terminations due to higher mortality and discharges more than offset a USD 39 million reserve for unreported claims. As soon as the impacts of the COVID-19 pandemic subsides, Aegon expects the decline in new Long-Term Care claims to reverse, and therefore has set up this reserve, which will be released as claims are reported. In addition, restrictions as a result of the COVID-19 pandemic reduced non-essential medical procedures which in turn reduced claims in most other health products. In the second half of 2020, earnings also included a USD 24 million one-time benefit from the review of Long-Term Care paid up in-force policies where the insured was found to be deceased. Earnings also benefitted from lower expenses and favorable mortality experience.

Earnings from Retirement Plans decreased by USD 16 million to USD 68 million in the second half of 2020 compared to the same period last year. This resulted mainly from lower fees from outflows and contract discontinuances, partly compensated by stronger equity market performance and lower operating expenses mainly from pandemic-induced less travel and sales cost.

Variable Annuities underlying earnings increased by 23% to USD 273 million in the second half of 2020, which was largely driven by higher investment income on reserves, and higher fees as a result of favorable equity market performance, partly offset by higher net outflows.

Fixed Annuities earnings of USD 16 million were USD 26 million lower than in the second half of 2019 mainly resulting from lower investment returns driven by the low interest rate environment, higher cash balances, and new annuitizations as customers begin taking distributions. Earnings from Mutual Funds increased by 13% to USD 21 million driven by higher net fees as a result of favorable equity market performance and lower expenses. Stable Value Solutions contributed underlying earnings of USD 40 million, 4% less than in the prior year period.

Underlying earnings from Latin America decreases by USD 5 million to USD 6 million mainly due to impacts of the COVID-19 pandemic, despite positive business development in Brazil.

2H 2020 Results - 13

The Hague – February 11, 2021

Net income

Net income from Aegon’s businesses in the Americas increased by 1% from USD 664 million in the second half of last year to USD 673 million in the second half of 2020. The increase was primarily driven by fair value gains and higher underlying earnings, and only partly offset by Other charges and impairments.

The result from fair value items amounted to a profit of USD 262 million in the second half of 2020.

•

Fair value investments amounted to profit of USD 242 million. Alternative investments outperformed long-term expected returns, with investments in limited partnerships with energy exposure outperforming by USD 155 million. Private equity also outperformed due to valuation changes and higher equity markets, and credit derivatives benefitted from spread tightening.

•

Fair value hedges with an accounting match under IFRS ended the reporting period with a profit of USD 185 million driven by gains from unhedged risks in the variable annuity with guaranteed minimum withdrawal benefits portfolio, partly due to spread narrowing.

•

The result on fair value hedges without an accounting match amounted to a loss of USD 165 million, largely driven by a loss on the macro hedge net of reserve movements, reflecting favorable equity markets in the second half of 2020.

•	The hedge programs were highly effective for the targeted risks.

Realized gains on investments came in at USD 101 million, mainly driven by normal trading activity in a low interest rates environment. Gross impairments of USD 52 million were recorded in the second half of 2020, primarily from the energy and communications sectors. These were partly offset by recoveries on residential mortgage backed securities, resulting in net impairments of USD 35 million. The earnings from the run-off businesses amounted to USD 29 million, and included a one-time benefit.

Other charges of USD 234 million were largely driven by an accrual of USD 143 million related to the ongoing rehabilitation process of a reinsurer, by USD 128 million one-time charges for the restructuring of captives, and by other restructuring and transformation charges. This was partly offset by a one-time gain of USD 81 million related to the closure of a separate account stable value product that had been shrinking steadily due to the availability of more attractive proprietary product offerings with higher margins in the Retirement Plan business.

Income taxes in the second half of 2020 amounted to USD 95 million, reflecting a 12% effective tax rate. This is below the statutory rate of 21.5% due to tax exempt income and tax credits.

Operating expenses

Operating expenses decreased by 4% to USD 845 million, driven by tighter expense management for third-party spend, lower own employee benefit expenses, and lower expenses for travel, marketing, and sales activities due to COVID-19 related restrictions. The expense decrease was partly offset by higher restructuring and transformation expenses of USD 54 million in the second half of 2020, compared to USD 18 million in the second half of the prior year.

Sales

Gross deposits decreased by USD 2.4 billion or 12% to USD 18.4 billion, which was driven by Retirement Plans. Gross deposits in Retirement Plans decreased by USD 2.9 billion or 19% to USD 12.4 billion, mostly due to developments in the large market. Large market gross deposits were impacted by lower written sales in 2020 and three large contract discontinuances at the end of 2019 that led to lower recurring deposits. Gross deposits in the middle market came in at USD 3.7 billion, which is 9% or USD 0.4 billion lower than in the prior year period.

Written sales in Retirement Plans decreased by 16% to USD 3.9 billion, mainly from lower sales in the less profitable large market, driven by industry-wide delays in recordkeeper selection in the COVID-19 pandemic environment. In the higher margin middle market segment, written sales were largely stable at USD 2.1 billion with sales for larger Single Employer Plans and for Multiple Employer Plans increasing compared to the prior year period.

2H 2020 Results - 14

The Hague – February 11, 2021

Supported by the Advice Center offering, the Individual Retirement Accounts (IRA) asset retention rate from eligible plan outflows was 16%, compared to 13% in the second half of 2019. The utilization of the Managed Advice offering increased from 4.4% in the prior year period to 5.3%.

Mutual Funds gross deposits increased by 44% to USD 4.2 billion as both wholesale and institutional channels benefitted from increased market volatility generated sales and portfolio rebalancing activities. Deposits in Variable Annuities decreased from USD 2.0 billion in the second half of last year to USD 1.2 billion due to the repricing of living benefit riders and the current pandemic environment, both impacting new sales. During its Capital Markets Day on December 10, 2020, Aegon announced its decision to stop new sales for variable annuities with significant interest rate sensitive living and death benefit riders, and focus on other individual retirement products, like accumulation variable annuities with limited interest rate sensitivity. Fixed Annuities, Brazil, and the other lines saw stable deposits of USD 0.4 billion.

Total net outflows amounted to USD 18.0 billion in the second half of 2020 compared with USD 29.1 billion in the second half of 2019, and were largely attributable to Retirement Plans showing net outflows of USD 16.6 billion. The majority of Retirement Plans outflows were in the large market, driven nearly equally by contract discontinuances and participant withdrawals. Net outflows from Variable Annuities amounted to USD 2.1 billion in the second half of 2020, an increase of net outflows by USD 0.7 billion compared to the prior year period, mainly caused by lower new sales. Mutual Funds saw net deposits of over USD 1.0 billion, with most of the 6 top funds recording positive net deposits. This was partly offset by USD 0.6 billion outflows in the other lines of business.

New life sales were down by 6% to USD 229 million. New life sales in Brazil decreased by USD 2 million to USD 46 million, while new life sales in the United States declined by USD 11 million to USD 184 million. Term life pricing actions taken in late 2019 helped to improve sales, but were more than offset by lower Whole Life sales as a result of the decision to make product changes and sunset certain legacy products. Indexed Universal Life sales increased by 11% benefitting from improved non-medical underwriting guidelines and increased sales at World Financial Group, as a result of the addition of a new funeral planning benefit for policyholders. New life sales were further supported by a 7% increase in workplace sales.

New premium production for Accident & Health insurance decreased considerably by USD 46 million to USD 50 million, as the prior year period included a single large disability contract of USD 29 million new premium. The remaining decline in new sales results largely from the decision to exit individual Medicare supplement.

Market consistent value of new business

Market consistent value of new business increased by 12% to USD 118 million in the second half of 2020. Improved value of new business was mainly driven by repricing of Life products and Variable Annuities riders, leading to volume and product mix changes. This was partly offset by lower volumes and updated assumptions in the Health and Retirement Plans businesses.

2H 2020 Results - 15

The Hague – February 11, 2021

Americas

								unaudited
USD millions	Notes	Second half 2020	Second half 2019*	%	First half 2020%		Full Year 2020	Full Year 2019*	%
Underlying earnings before tax by line of business
Life		(1)	77	n.m.	(138)	99	(139)	187	99
Accident & Health		221	113	96	139	59	360	241	59
Retirement Plans		68	84	(18)	27	155	95	160	155
Mutual Funds		21	18	13	9	143	30	37	143
Variable Annuities		273	221	23	175	56	448	423	56
Fixed Annuities		16	42	(62)	35	(55)	51	110	(55)
Stable Value Solutions		40	42	(4)	39	3	80	85	3
Latin America		6	11	(42)	5	31	11	15	31

Underlying earnings before tax		645	608	6	290	122	936	1,260	122
Fair value items		262	127	107	(838)	n.m.	(576)	304	n.m.
Realized gains / (losses) on investments		101	112	(10)	5	n.m.	106	140	n.m.
Net impairments		(35)	36	n.m.	(131)	73	(166)	16	73
Other income / (charges)		(234)	(104)	(126)	(1,034)	77	(1,267)	(174)	77
Run-off businesses		29	16	75	4	n.m.	33	26	n.m.

Income before tax		768	796	(4)	(1,702)	n.m.	(935)	1,571	n.m.
Income tax		(95)	(132)	28	419	n.m.	324	(246)	n.m.

Net income / (loss)		673	664	1	(1,284)	n.m.	(611)	1,324	n.m.

Net underlying earnings		567	519	9	278	103	845	1,084	103

Commissions and expenses		2,047	2,241	(9)	2,239	(9)	4,286	4,314	(9)
of which operating expenses		845	885	(4)	939	(10)	1,784	1,756	(10)
Gross deposits (on and off balance) by line of business	9
Life		3	3	(15)	4	(27)	7	6	(27)
Retirement Plans		12,384	15,295	(19)	18,237	(32)	30,622	34,320	(32)
Mutual Funds		4,213	2,933	44	4,626	(9)	8,839	6,137	(9)
Variable Annuities		1,201	2,017	(40)	1,479	(19)	2,681	3,711	(19)
Fixed Annuities		507	341	49	341	49	848	704	49
Latin America		95	226	(58)	84	13	180	364	13

Total gross deposits		18,404	20,815	(12)	24,771	(26)	43,175	45,242	(26)

Net deposits (on and off balance) by line of business	9
Life		(9)	(37)	75	(64)	86	(73)	(56)	86
Retirement Plans		(16,593)	(27,151)	39	(794)	n.m.	(17,387)	(28,816)	n.m.
Mutual Funds		1,048	(121)	n.m.	15	n.m.	1,064	(317)	n.m.
Variable Annuities		(2,094)	(1,371)	(53)	(1,360)	(54)	(3,454)	(2,822)	(54)
Fixed Annuities		(288)	(458)	37	(361)	20	(649)	(1,042)	20
Latin America		28	172	(84)	(7)	n.m.	21	167	n.m.

Total net deposits excluding run-off businesses		(17,908)	(28,965)	38	(2,570)	n.m.	(20,478)	(32,886)	n.m.
Run-off businesses		(141)	(120)	(17)	69	n.m.	(72)	(647)	n.m.

Total net deposits / (outflows)		(18,049)	(29,085)	38	(2,501)	n.m.	(20,550)	(33,534)	n.m.

New life sales	9
Single premiums		40	46	(15)	39	2	78	91	2
Recurring premiums annualized		226	238	(5)	200	13	425	460	13

Total recurring plus 1/10 single		229	243	(6)	204	13	433	469	13
Life		184	195	(6)	174	5	358	396	5
Latin America		46	48	(5)	29	55	75	73	55

Total recurring plus 1/10 single		229	243	(6)	204	13	433	469	13
New premium production accident and health insurance		50	96	(48)	104	(52)	154	194	(52)

*	Amounts have been restated to reflect the voluntary change in accounting policies related to deferred cost of reinsurance (DCoR) adopted by Aegon effective January 1, 2020.

2H 2020 Results - 16

The Hague – February 11, 2021

The Netherlands

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in the Netherlands were EUR 344 million, an increase of 7% compared with the second half of 2019.

•

Life earnings increased by 8% to EUR 252 million in the second half of 2020. This was driven mainly by higher investment margins. Expenses also decreased, primarily due to the impact of moving from a defined benefit plan to a defined contribution plan for the future pension accrual of Aegon’s own employees. These positive impacts more than offset higher reinsurance costs following the longevity reinsurance transaction in December 2019.

•

Earnings from Non-life decreased by EUR 21 million to zero. This was mainly caused by one-time effects. In the second half of 2020, an additional provision of EUR 14 million was set up for disability insurance, while the second half of 2019 contained a favorable one-time reserve release of EUR 12 million. Expense savings from lower pension cost were a partial offset.

•

Banking earnings decreased by 5% to EUR 51 million, driven mainly by lower interest income from a declining portfolio of unsecured loans. This more than offset the impact of lower expenses driven by lower pension costs.

•

Earnings from the Service businesses increased to EUR 41 million from EUR 11 million in the second half of 2019, driven by higher fee income. Aegon’s mortgage business performed as a result of a growing portfolio, and TKP earned higher fees related to administering transfers of pension contracts. The other driver was a reduction of operating expenses, due to lower pension costs.

Net income

Net income amounted to loss of EUR 713 million, mainly reflecting fair value losses.

Fair value items in the Netherlands amounted to a loss of EUR 1,330 million, a reversal of a similar size fair value gain in the first half of 2020. The main driver was an increased value of liabilities as a result of tightening credit spreads. Fair value losses related to the Liability Adequacy Test (LAT) amounted to EUR 1,067 million, mainly due to a decrease in the illiquidity premium which led to a significant increase of the fair value of IFRS insurance liabilities which in turn increased the LAT deficit. Fair value items also included a loss of EUR 257 million on the guarantee provision, mainly due to a decrease of the own credit spread used to discount liabilities. Furthermore, there were positive real estate revaluations of EUR 62 million and EUR 40 million positive revaluations on alternative assets.

Net impairments were a profit of EUR 17 million and mainly related to reversals in the Bank’s unsecured loan portfolio due to better than anticipated performance.

Other income amounted to EUR 126 million. The annual assumption review led to a positive overall impact of EUR 224 million. This included changes to longevity assumptions, further aligning Aegon’s mortality tables with industry practices. This was partly offset by a change to more conservative expense assumptions. The overall positive impact from assumption changes was partly offset by restructuring charges for various initiatives to make the organization more efficient and effective, as well as expenses to ensure compliance with anti-money laundering regulation, and a provision related to the resolution of pending litigation.

Income tax amounted to an income of EUR 118 million, while the loss before tax was EUR 831 million, resulting in an effective tax rate of 14.2%. The effective tax rate reflects the fact that the Dutch nominal tax rate will remain at 25% as from 2021, resulting in a reversal of earlier impacts from the previously anticipated lowering of the tax rate to 21.7%.

Operating expenses

Operating expenses decreased by 9% to EUR 382 million. This was mainly driven by lower pension costs as in 2020 employees began accruing pension benefits in a defined contribution plan instead of the now closed defined benefit plan.

2H 2020 Results - 17

The Hague – February 11, 2021

Sales

Gross deposits increased by 8% to EUR 7.6 billion, driven by continued momentum both at online bank Knab, and Aegon Cappital, the company’s Premium Pension Institute. Gross deposits at Cappital, which offers defined contribution pension products, increased by 67% on the back of new plan wins.

Net deposits increased by 53% to EUR 1.1 billion, reflecting higher net deposits at both online bank Knab and at Aegon Cappital.

Mortgage production in the Netherlands increased by 25% to EUR 5.5 billion in the second half of 2020, of which EUR 3.5 billion was related to fee-based mortgages. The increase was driven in part by increased demand in a lower interest rate environment.

New life sales decreased by 47% to EUR 44 million, caused primarily by elevated sales in the second half of 2019 arising from a pension buy-out, as well as higher sales from a purchase of additional yearly pension increases by an existing customer. In addition, in the second half of 2020 individual life single premium production decreased as Aegon exited that market in March 2020, and there were lower recurring premium pension sales due to the low interest rate environment.

New premium production for accident and health insurance was down by 60% to EUR 2 million as Aegon adopted stricter acceptance criteria in the current uncertain economic environment. New premium production for property & casualty insurance increased by 28% to EUR 8 million, driven by better commercial momentum in all product lines except for travel insurance, where COVID-19 had a negative impact.

2H 2020 Results - 18

The Hague – February 11, 2021

The Netherlands

								unaudited
EUR millions	Notes	Second half 2020	Second half 2019%		First half 2020%		Full Year 2020	Full Year 2019%
Underlying earnings before tax by line of business
Life		252	235	8	213	18	466	497	(6)
Non-life		—	21	n.m.	13	n.m.	13	31	(59)
Banking		51	54	(5)	61	(17)	113	102	10
Service business		41	11	n.m.	33	25	74	18	n.m.

Underlying earnings before tax		344	320	7	321	7	665	648	3
Fair value items		(1,330)	94	n.m.	1,380	n.m.	50	(365)	n.m.
Realized gains / (losses) on investments		12	11	8	2	n.m.	14	240	(94)
Net impairments		17	(16)	n.m.	(66)	n.m.	(49)	(26)	(90)
Other income / (charges)		126	(5)	n.m.	(48)	n.m.	78	(1)	n.m.

Income before tax		(831)	403	n.m.	1,589	n.m.	758	496	3
Income tax		118	(87)	n.m.	(315)	n.m.	(197)	(113)	74)

Net income / (loss)		(713)	316	n.m.	1,274	n.m.	561	383	7

Net underlying earnings		257	240	7	238	8	495	494	—

Commissions and expenses		416	452	(8)	422	(1)	837	883	(5)
of which operating expenses		382	420	(9)	381	—	763	809	(6)

Gross deposits (on and off balance) by line of business	9
Banking		7,057	6,744	5	7,205	(2)	14,262	12,494	14
Service business		571	342	67	375	52	946	713	33

Total gross deposits		7,628	7,086	8	7,580	1	15,208	13,207	15

Net deposits (on and off balance) by line of business	9
Banking		586	420	40	374	57	960	860	12
Service business		481	276	74	317	52	798	586	36

Total net deposits / (outflows)		1,067	696	53	691	54	1,758	1,445	22

New life sales	9
Single premiums		396	749	(47)	413	(4)	809	1,155	(30)
Recurring premiums annualized		5	9	(50)	6	(26)	11	21	(49)

Total recurring plus 1/10 single		44	84	(47)	47	(7)	92	136	(33)
Life		44	84	(47)	47	(7)	92	136	(33)

Total recurring plus 1/10 single		44	84	(47)	47	(7)	92	136	(33)
New premium production accident and health insurance		2	5	(60)	14	(86)	16	16	5
New premium production property & casualty insurance		8	6	28	7	16	15	12	22

2H 2020 Results - 19

The Hague – February 11, 2021

United Kingdom

Underlying earnings before tax

Underlying earnings declined by 8% to GBP 57 million compared with the second half of 2019.

•

Digital Solutions earnings decreased to GBP 20 million from GBP 22 million. Higher earnings from the platform business resulted from growth in the Workplace channel and lower expenses. This is more than offset by lower new business levels in the period primarily driven by COVID-19 and market uncertainty, leading to lower earnings from Aegon UK’s protection and distribution business. There were adverse movements on claims experience in the Protection portfolio as a result of the COVID-19 pandemic.

•

Earnings of the Existing Business declined by 7% to GBP 37 million, which was in part caused by lower earnings from a run-off annuity block. Earnings from the traditional pension and unit-linked business decreased due to the gradual run-off of the book, partially offset by improved persistency.

Net income

Aegon UK reported a net loss of GBP 40 million, reflecting fair value losses and other charges.

The losses from fair value items were GBP 79 million, driven by adverse results from equity hedges to protect the solvency position and fee income, as a result of the significant increase in equity markets. This can be seen in conjunction with gains in the first half of 2020 when markets fell.

Other charges amounted to GBP 14 million and included GBP 24 million of restructuring and conversion charges, and mainly related to the Cofunds integration and the agreement with Atos for administration services related to the Existing Business. There was also a GBP 8 million charge recorded as intangibles related to Stonebridge were written off, following the announced sale of the business. These were partially offset by income related to policyholder taxes which were fully offset by higher income taxes.

Income tax was a charge of GBP 4 million, while the pre-tax loss was GBP 36 million, resulting in an effective tax rate of -11% in the second half of 2020. This reflects the aforementioned policyholder tax charge.

Operating expenses

Lower restructuring expenses and expense savings reduced operating expenses by 15% to GBP 200 million.

Sales

Gross deposits decreased by 76% compared with the second half of 2019 to GBP 1.3 billion. Gross deposits for most channels were broadly in line with the previous period despite headwinds from the COVID-19 pandemic. The decrease in gross deposits was largely driven by lower institutional platform deposits, which are low margin and can be lumpy.

Net deposits amounted to GBP 5.0 billion net outflows, compared with GBP 0.6 billion net outflows in the second half of 2019, largely driven by institutional platform net deposits, as well lower net deposits in Workplace. Net deposits in Workplace remained positive, but decreased compared with the second half of last year to GBP 0.1 billion. These impacts were partly offset by lower net outflows in Retail due to better retention in the wake of the COVID-19 pandemic. For Retail, net outflows amounted to GBP 0.7 billion, which is a GBP 0.3 billion improvement compared to the second half of 2019.

New life sales decreased by 27% to GBP 13 million, reflecting lower protection sales as a result of the COVID-19 pandemic.

2H 2020 Results - 20

The Hague – February 11, 2021

Market consistent value of new business

MCVNB for the second half of 2020 amounted to GBP 4 million which is a decrease of GBP 28 million compared to the second half of 2019. The decrease is primarily due to lower volumes and a less favorable mix of workplace business, coupled with lower volumes of Individual Protection due to additional underwriting restrictions and reduction in market volumes during the pandemic.

2H 2020 Results - 21

The Hague – February 11, 2021

United Kingdom

								unaudited
GBP millions	Notes	Second half 2020	Second half 2019%		First half 2020%		Full Year 2020	Full Year 2019%
Underlying earnings before tax by line of business
Existing Business		37	40	(7)	46	(20)	82	86	(4)
Digital Solutions		20	22	(8)	25	(20)	45	36	25

Underlying earnings before tax		57	61	(8)	71	(20)	128	122	5
Fair value items		(79)	(49)	(63)	78	n.m.	(2)	(115)	99
Realized gains / (losses) on investments		—	2	(95)	—	(72)	—	3	(85)
Other income / (charges)	5	(14)	(19)	27	(47)	70	(61)	(33)	(83)

Income before tax		(36)	(4)	n.m.	102	n.m.	66	(23)	n.m.
Income tax		(4)	14	n.m.	(2)	(57)	(6)	(6)	(5)

Net income / (loss)		(40)	9	n.m.	100	n.m.	60	(29)	n.m.

Net underlying earnings		54	88	(39)	72	(26)	126	141	(11)

Commissions and expenses		282	314	(10)	279	1	561	620	(10)
of which operating expenses		200	236	(15)	206	(3)	406	466	(13)

Gross deposits (on and off balance) by line of business	9
Existing Business		798	929	(14)	845	(6)	1,643	1,889	(13)
Digital Solutions		474	4,477	(89)	5,529	(91)	6,003	6,661	(10)

Total gross deposits		1,272	5,405	(76)	6,374	(80)	7,646	8,550	(11)

Net deposits (on and off balance) by line of business	9
Existing Business		(406)	(566)	28	(245)	(66)	(651)	(1,017)	36
Digital Solutions		(4,579)	(78)	n.m.	2,040	n.m.	(2,539)	(2,041)	(24)

Total net deposits / (outflows)		(4,984)	(644)	n.m.	1,795	n.m.	(3,190)	(3,058)	(4)

New life sales	6, 9
Recurring premiums annualized		13	18	(27)	17	(24)	30	36	(18)

Total recurring plus 1/10 single		13	18	(27)	17	(24)	30	36	(18)
Digital Solutions		13	18	(27)	17	(24)	30	36	(18)

Total recurring plus 1/10 single		13	18	(27)	17	(24)	30	36	(18)

2H 2020 Results - 22

The Hague – February 11, 2021

International

Underlying earnings before tax

Underlying earnings before tax from International amounted to EUR 81 million in the second half of 2020. This represents an increase of EUR 8 million or 10% compared with the prior year period. This was mainly driven by business growth in Spain & Portugal and China, which was partly offset by adverse claims experience and unfavorable macroeconomic conditions at TLB.

•

Earnings from Spain & Portugal were EUR 30 million, 29% higher than the second half of 2019. This was the result of continuous growth of the in-force business of the joint ventures with Banco Santander, as well as better technical results, mainly due to fewer health insurance claims. The earnings include a contribution of EUR 2 million from the expansion of the life and non-life insurance partnership between Aegon and Banco Santander, following Banco Santander’s acquisition of Banco Popular.

•

TLB, the high-net-worth business, recorded earnings of EUR 23 million, a decrease of EUR 11 million compared with the prior year period. This was mostly caused by adverse mortality experience. Lower sales and the impact of lower interest rates also had a negative impact on earnings which was partly offset by expense savings and higher surrender benefits.

•

Earnings from China rose by EUR 4 million to EUR 9 million, as ongoing growth of the in-force business more than offset a lower investment margin as a result of lower interest rates and lengthening of asset duration with long-term government bond investments to strengthen the balance sheet.

•

Earnings from Hungary were up by 8% to EUR 22 million, which was mainly the result of business growth and a strong underwriting result in non-life due to lower claims on motor insurance as a result of the COVID-19 pandemic.

•

For the Other segment, the result improved by EUR 6 million to a loss of EUR 3 million. This was mainly due to expense savings in the business and synergies realized as part of the creation of Aegon International, as well as improved earnings in Romania driven by good investment performance in the pension business.

Net income

Net income amounted to EUR 73 million in the second half of 2020. Fair value gains amounted to EUR 2 million. Realized gains were EUR 38 million, driven by asset sales in TLB in order to lengthen the duration of the investment portfolio. Net impairments of EUR 11 million are mainly related to the write-off of a stake in an e-broker investment. Other charges amounted to EUR 25 million and were driven by expenses related to the expansion of the joint ventures with Banco Santander in Spain and a recapture of reinsurance blocks. Income tax was EUR 11 million in the second half of 2020, and included a benefit from a change in the taxation of commission payments.

Operating expenses

Operating expenses amounted to EUR 202 million, which is a decrease of EUR 15 million compared with the prior year period or EUR 2 million on a constant currency basis. The benefit from expense savings as well as pandemic-induced lower sales, travel and marketing efforts more than offset increased expenses from business growth.

Sales

Total new life sales declined by EUR 34 million to EUR 99 million. On a constant currency basis, new life sales declined by EUR 24 million.

•	Sales in Spain & Portugal declined by EUR 6 million or 21% due to reduced activity in the bancassurance channel.

•	For TLB, new life sales decreased by EUR 10 million or 79% due to the continuing challenging market circumstances and travel restrictions.

•	New life sales from China decreased by EUR 16 million or 33%, as the same period last year benefited from exceptionally strong sales from the partnership with a large e-commerce player.

•	Higher new life sales in the Other segment were driven by higher production in Turkey as a result of strong utilization of digital tools by the tied network and brokers.

2H 2020 Results - 23

The Hague – February 11, 2021

New premium production for accident and health insurance amounted to EUR 19 million. Property & casualty sales of EUR 59 million increased by 7% on a constant currency basis, as a result of the successful introduction of a new low-cost household contents insurance product in Spain. This was partly offset by lower Property & Casualty sales in other countries, including lower travel insurance sales in Hungary due to the impact of the COVID-19 pandemic.

Net deposits amounted to EUR 73 million and showed an increase of EUR 115 million as a result of the sale of non-core activities in Hungary, which resulted in outflows in the same period last year.

Market consistent value of new business

The market consistent value of new business in International decreased from EUR 59 million in the second half of 2019 to EUR 50 million in the second half of 2020. This was mostly driven by a decrease in China caused by lower margins from changes in product mix as well as lower sales. This was partly offset by higher MCVNB from Spain related to better margins on health products and a favorable change in product mix.

2H 2020 Results - 24

The Hague – February 11, 2021

International

								unaudited
EUR millions	Notes	Second half 2020	Second half 2019*	%	First half 2020%		Full Year 2020	Full Year 2019*	%
Underlying earnings before tax by line of business
Spain & Portugal		30	23	29	24	24	53	42	28
Hungary		22	21	8	23	(6)	46	43	6
TLB		23	34	(31)	25	(7)	49	64	(23)
China		9	5	77	9	2	18	14	23
Other		(3)	(9)	63	(6)	46	(10)	(18)	48

Underlying earnings before tax		81	73	10	75	7	156	144	8
Fair value items		2	8	(78)	(1)	n.m.	1	2	(58)
Realized gains / (losses) on investments		38	17	125	8	n.m.	46	36	27
Net impairments		(11)	1	n.m.	(5)	(110)	(16)	—	n.m.
Other income / (charges)		(25)	(9)	(168)	25	n.m.	(1)	15	n.m.

Income before tax		84	90	(6)	102	(17)	186	198	(6)
Income tax		(11)	(22)	50	(11)	(4)	(22)	(33)	34

Net income / (loss)		73	67	9	91	(19)	164	165	—

Net underlying earnings		66	52	28	59	12	125	105	19

Commissions and expenses		362	347	4	340	7	702	693	1
of which operating expenses		202	217	(7)	198	2	400	424	(6)

Gross deposits (on and off balance)	9
Spain & Portugal		7	12	(40)	7	1	15	21	(30)
Hungary		25	42	(40)	25	(1)	50	90	(44)
China		1	—	n.m.	8	(89)	9	7	29
Other		124	122	1	122	1	246	241	2

Total gross deposits		157	176	(11)	163	(4)	320	358	(11)

Net deposits (on and off balance)	9
Spain & Portugal		1	8	(83)	2	(23)	3	3	1
Hungary		8	(100)	n.m.	9	(11)	17	(87)	n.m.
China		(3)	(5)	50	6	n.m.	3	1	179
Other		66	56	17	65	2	131	103	27

Total net deposits / (outflows)		73	(42)	n.m.	82	(11)	155	20	n.m.

New life sales	9
Single premiums		74	184	(60)	154	(52)	228	443	(48)
Recurring premiums annualized		92	114	(20)	112	(18)	204	220	(7)

Total recurring plus 1/10 single		99	133	(25)	128	(22)	227	264	(14)
Spain & Portugal		22	28	(21)	21	2	43	54	(20)
Hungary		10	11	(11)	10	(4)	20	23	(15)
TLB		3	13	(79)	5	(50)	8	33	(75)
China		31	47	(33)	60	(48)	91	92	(1)
Other		34	34	(2)	31	8	65	63	3

Total recurring plus 1/10 single		99	133	(25)	128	(22)	227	264	(14)
New premium production accident and health insurance		19	21	(9)	16	23	35	41	(14)
New premium production property & casualty insurance		59	58	1	53	12	111	117	(5)

*	Amounts have been restated to reflect the voluntary change in accounting policies related to deferred cost of reinsurance (DCoR) adopted by Aegon effective January 1, 2020.

2H 2020 Results - 25

The Hague – February 11, 2021

Asset Management

Underlying earnings before tax

Underlying earnings before tax from Aegon Asset Management were up by 41% compared with the second half of 2019 to EUR 111 million. Strong performance of Aegon’s Chinese asset management joint venture – Aegon Industrial Fund Management Company (AIFMC) – far more than offset a decrease in earnings from Aegon’s Global Platforms.

•

Earnings from Strategic Partnerships increased by 143% to EUR 85 million from EUR 35 million, mainly driven by AIFMC. Performance fees in AIFMC showed a strong increase compared with last year. Performance fees net of performance-based compensation had a positive impact of EUR 56 million on underlying earnings before tax in the second half of 2020. In addition to this, management fees increased as a result of higher asset balances, following the successful launch of five new funds as well as inflows into existing funds.

•

Earnings from Global Platforms decreased by EUR 14 million or 38% to EUR 23 million. This was mainly caused by the lower management fees on the Fixed Income Platform, in part due to net outflows and lower revenues from the general account in the United States due to a renegotiation of fee rates. These more than offset the earnings growth in the Dutch Mortgage Fund and asset backed securities. The market uncertainty due to the COVID-19 pandemic also adversely impacted asset balances and revenues on the Equities Platform, even though there was some recovery at the end of the year.

•

The result in the Other segment, comprised mainly of the asset management operations in Hungary and Spain, amounted to EUR 3 million for the second half of 2020. The decrease in earnings from EUR 7 million in the same period last year was due to performance fees not recurring in the second half of 2020.

Net income

Net income from Asset Management increased by EUR 51 million to EUR 105 million. This was driven by higher underlying earnings and fair value gains of EUR 29 million which were related to gains on investments.

Revenues

Total revenues increased by 21% to EUR 371 million, resulting mainly from a significant increase in performance fees, aided by an increase in management fees. Performance fees increased from EUR 18 million to EUR 80 million as a result of outstanding investment performance in the New Horizons multi-asset fund as well as segregated funds at AIFMC. Management fees remained stable at EUR 257 million compared to the second half of 2019. Other revenues increased by EUR 3 million to EUR 34 million as fees earned on the sale of the Transamerica Pyramid were partly offset by lower real estate and commercial mortgage loan origination fees due to challenging market circumstances in these segments.

Operating expenses

Operating expenses increased by 10% to EUR 254 million. The increase mainly stems from higher performance-based compensation in AIFMC and higher expenses driven by AIFMC’s business growth. For Global Platforms, expenses reduced, as lower personnel and travel expenses more than offset higher investments in IT. The cost/income ratio improved by 6.7%-points to 68.5%.

Sales

External third-party gross inflows rose by EUR 23 billion to EUR 70 billion in the second half of 2020. This strong increase resulted from higher gross inflows in Strategic Partnerships, which increased by EUR 21 billion. This was driven by five new fund launches at AIFMC, and inflows into existing AIFMC funds as a result of investor confidence throughout the period. Global Platforms also recorded an increase of third-party gross inflows of EUR 1.8 billion mainly on the Fixed Income Platform despite challenging market conditions. Net inflows into the Dutch Mortgage Fund contributed EUR 1 billion of this increase.

2020 was the ninth consecutive full year of positive external third-party net inflows. This reflects Aegon Asset Management’s competitive performance, together with management’s ability to leverage scale and capabilities from the general account and third-party affiliate businesses.

2H 2020 Results - 26

The Hague – February 11, 2021

The external third-party net inflows increased by EUR 1.9 billion to EUR 5.5 billion in the second half of 2020. This increase was largely driven by the Global Platforms for which net inflows increased by EUR 1.4 billion to EUR 2.6 billion. Positive flows were recorded within the Fixed Income and the Equities platform, where a sustainable equity mandate contributed to the result. Total net inflows in Strategic Partnerships for the second half of 2020 amounted to EUR 2.8 billion.

Assets under management

Assets under management increased by EUR 25 billion compared with June 30, 2020 to EUR 388 billion. This was driven by EUR 17 billion from favorable market movements, as markets saw significant positive momentum due to monetary stimulus and positive news flow on the COVID-19 vaccine rollout. Third party net inflows of EUR 5.5 billion for the second half of 2020 contributed materially to the increase in assets under management.

Furthermore, a transaction involving Aegon’s asset management joint venture with La Banque Postale added to the abovementioned increase in assets under management. La Banque Postale Asset Management has combined its fixed-income and insurance-related asset management businesses with Natixis’ subsidiary Ostrum Asset Management. Following this combination, Aegon’s share in the earnings of its asset management joint venture with La Banque Postale is unchanged. However, Aegon’s share in terms of assets under management increased by EUR 10 billion.

The above positive movements were partly offset by the negative impact of foreign exchange rate movements.

2H 2020 Results - 27

The Hague – February 11, 2021

Asset Management

									unaudited
EUR millions	Notes	Second half 2020	Second half 2019%		First half 2020%		Full Year 2020	Full Year 2019%
Underlying earnings before tax by region
Global Platforms		23	37	(38)	20	15	43	62	(32)
Strategic Partnerships		85	35	143	51	68	136	69	97
Other		3	7	(57)	—	n.m.	3	8	(57)

Underlying earnings before tax		111	79	41	71	57	182	139	31
Net fair value items		29	—	n.m.	(7)	n.m.	22	—	n.m.
Realized gains / (losses) on investments		0	—	n.m.	1	(57)	1	—	n.m.
Other income / (charges)		(8)	(5)	(38)	—	n.m.	(8)	(7)	(16)

Income before tax		131	73	79	64	106	195	133	47
Income tax		(26)	(20)	(33)	(18)	(45)	(44)	(36)	(23)

Net income / (loss)		105	54	96	46	131	151	97	56

Net income / (loss) attributable to:
Owners of Aegon N.V.		105	54	95	45	134	150	96	56
Non-controlling interests		—	—	n.m.	1	(71)	1	—	91
Net underlying earnings		80	57	39	51	57	130	102	29

Revenues
Management fees		257	258	—	250	3	506	501	1
Performance fees		80	18	n.m.	25	n.m.	105	22	n.m.
Other		34	31	10	31	11	65	62	4

Total revenue *		371	306	21	305	21	676	584	16
General account		80	75	7	71	12	151	149	2
Third-party		290	231	25	234	24	524	435	20
Total revenue *		370	306	21	305	21	675	584	16

Operating Expenses		254	230	10	232	10	485	447	9

Cost / income ratio		68.5%	75.2%	(9)	75.8%	(10)	71.8%	76.5%	(6)

Gross flows external third-party
Global Platforms		9,967	8,208	21	9,414	6	19,381	15,942	22
Strategic Partnerships		60,158	38,888	55	55,411	9	115,570	64,580	79
Other		208	362	(43)	217	(4)	425	417	2

Gross flows external third-party **		70,333	47,459	48	65,043	8	135,375	80,939	67

Net flows external third-party
Global Platforms		2,646	1,203	120	(2,149)	n.m.	497	1,944	(74)
Strategic Partnerships		2,849	2,427	17	2,536	12	5,385	5,046	7
Other		22	(30)	n.m.	8	163	31	(149)	n.m.

Net flows external third-party **		5,517	3,600	53	395	n.m.	5,912	6,841	(14)

*	Net fees and commissions
**	Other include intragroup eliminations from internal sub-advised agreements.

2H 2020 Results - 28

The Hague – February 11, 2021

Market consistent value of new business

								unaudited
	MCVNB						MCVNB
EUR millions, after tax	Notes	Second half 2020	Second half 2019%		First half 2020%		Full Year 2020	Full Year 2019%
Americas		103	96	7	31	n.m.	134	244	(45)
The Netherlands		(1)	2	n.m.	(4)	61	(5)	2	n.m.
United Kingdom		4	36	(90)	43	(92)	47	89	(47)
International		50	59	(16)	36	37	86	128	(33)

Total		155	194	(20)	107	44	262	464	(44)

Modeled new business: APE

								unaudited
			Premium business APE				Premium business APE
EUR millions	Notes	Second half 2020	Second half 2019%		First half 2020%		Full Year 2020	Full Year 2019%
Americas	7	242	312	(22)	426	(43)	668	739	(10)
The Netherlands		36	117	(69)	58	(38)	94	204	(54)
United Kingdom		639	857	(25)	894	(29)	1,533	2,086	(26)
International		210	228	(8)	154	37	364	381	(4)

Total		1,127	1,515	(26)	1,532	(26)	2,659	3,410	(22)

Modeled new business: Deposits

								unaudited
			Deposit business Deposits				Deposit business Deposits
EUR millions	Notes	Second half 2020	Second half 2019%		First half 2020%		Full Year 2020	Full Year 2019%
Americas		4,406	6,357	(31)	4,231	4	8,637	16,042	(46)
The Netherlands		111	130	(14)	121	(8)	232	130	79
United Kingdom		—	—	n.m.	—	n.m.	—	—	n.m.
International		5	7	(28)	13	(62)	18	19	(6)

Total		4,523	6,493	(30)	4,365	4	8,887	16,191	(45)

Exchange rates

	EUR/USD		EUR/GBP
	2020	2019	2020	2019
Full Year Income Statement (average rate)	1.1416	1.1197	0.8892	0.8770
Half Year Income Statement (average rate)	1.1806	1.1095	0.9037	0.8810
Balance sheet (closing rate)	1.2236	1.1225	0.8951	0.8473

2H 2020 Results - 29

The Hague – February 11, 2021

Additional information

Presentation

The conference call presentation is available on aegon.com as of 7.30 a.m. CET.

Supplements

Aegon’s 2H 2020 Financial Supplement is available on aegon.com.

Conference call including Q&A

9:00 a.m. CET

Audio webcast on aegon.com

Dial-in numbers

United States: +1 720 543 0206

United Kingdom: +44 (0)330 336 9125

The Netherlands: +31 (0) 20 703 8211

Passcode: 3920226

Two hours after the conference call, a replay will be available on aegon.com.

Financial calendar 2021

First quarter 2021 results – May 12

AGM – June 3

Ex-dividend date final dividend 2020 – June 7

Publication stock fraction final dividend 2020 – June 30

Payment date final dividend 2020 – July 7

Second quarter 2021 results – August 12

Ex-dividend date interim dividend 2021 – August 20

Publication stock fraction interim dividend 2021 – September 10

Payment date interim dividend 2021 – September 17

Third quarter 2021 results – November 11

All references to the payment of (interim) dividends are subject to any relevant board or shareholders’ resolution to distribute such (interim) dividend and barring unforeseen circumstances.

About Aegon

Aegon’s roots go back more than 175 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com.

2H 2020 Results - 30

The Hague – February 11, 2021

Notes (1 of 2)

1)

For segment reporting purposes underlying earnings before tax, net underlying earnings, commissions and expenses, operating expenses, income tax (including joint ventures (jv’s) and associated companies), income before tax (including jv’s and associated companies) and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures and Aegon’s associates. Aegon believes that these non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

Aegon segment reporting is based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker.

Segment information

	Second half 2020			Second half 2019
EUR millions	Segment total	Joint ventures and associates eliminations	Consolidated	Segment total	Joint ventures and associates eliminations	Consolidated
Net Underlying earnings	847	57	904	816	48	864
Tax on underlying earnings	(182)	35	(147)	(145)	24	(120)
Underlying earnings before tax	1,029	22	1,051	961	24	985
Fair value items	(1,150)	(57)	(1,207)	168	(46)	122
Realized gains / (losses) on investments	135	(3)	131	131	(2)	129
Impairment charges	(55)	1	(54)	(50)	—	(50)
Impairment reversals	13	—	13	58	—	58
Other income / (charges)	(168)	14	(154)	(188)	—	(188)
Run-off businesses	25	—	25	15	—	15

Income / (loss) before tax	(171)	(23)	(195)	1,103	(24)	1,079
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	23	(23)	—	24	(24)	—
Income tax (expense) / benefit	24	23	47	(195)	24	(171)
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(23)	23	—	(24)	24	—

Net income / (loss)	(147)	—	(147)	908	—	908

Segment information

	Full year 2020			Full year 2019
EUR millions	Segment total	Joint ventures and associates eliminations	Consolidated	Segment total	Joint ventures and associates eliminations	Consolidated
Net Underlying earnings	1,437	90	1,527	1,648	95	1,743
Tax on underlying earnings	(293)	59	(234)	(321)	45	(276)
Underlying earnings before tax	1,729	31	1,761	1,969	50	2,019
Fair value items	(470)	(87)	(557)	(226)	(88)	(314)
Realized gains / (losses) on investments	150	(8)	142	405	(2)	403
Impairment charges	(264)	1	(263)	(104)	—	(104)
Impairment reversals	29	—	29	73	—	73
Other income / (charges)	(1,239)	15	(1,224)	(281)	—	(281)
Run-off businesses	29	—	29	23	—	23

Income / (loss) before tax	(37)	(47)	(84)	1,868	(40)	1,828
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	47	(47)	—	40	(40)	—
Income tax (expense) / benefit	92	47	139	(343)	40	(303)
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(47)	47	—	(40)	40	—

Net income / (loss)	55	—	55	1,525	—	1,525

2H 2020 Results - 31

The Hague – February 11, 2021

Notes (2 of 2)

2)	New life sales is defined as new recurring premiums plus 1/10 of single premiums.

3)

The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk free rates (swap curves), with the exception of an allowance for liquidity premium. The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate. The market consistent value of new business is calculated on a post tax basis, after allowing for the time value financial options and guarantees, a market value margin for non-hedgeable non-financial risks and the costs of non-hedgeable stranded capital.

4)	Return on equity is a ratio calculated by dividing the net underlying earnings after cost of leverage, by the average shareholders’ equity excluding the revaluation reserve.

5)	Included in Other income/(charges) are income/charges made to policyholders with respect to income tax in the United Kingdom.

6)

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to Aegon’s investment contract liabilities for UK.

7)	APE = recurring premium + 1/10 single premium.

8)	Reconciliation of operating expenses, used for segment reporting, to Aegon’s IFRS based operating expenses.

	Second half 2020	Second half 2019	Full Year 2020	Full Year 2019
Employee expenses	957	1,072	1,995	2,149
Administrative expenses	771	816	1,593	1,537

Operating expenses for IFRS reporting	1,728	1,888	3,588	3,686
Operating expenses related to jv’s and associates	138	127	264	242

Operating expenses in earnings release	1,866	2,015	3,852	3,928

9)	New life sales, gross deposits and net deposits data include results from Aegon’s joint ventures and Aegon’s associates consolidated on a proportionate basis.

10)

The calculation of the Solvency II capital surplus and ratio are based on Solvency II requirements. For insurance entities in Solvency II equivalent regimes (United States, Bermuda and Brazil) local regulatory solvency measurements are used. Specifically, required capital for the regulated entities in the US is calculated as one and a half times (150%) the upper end of the Company Action Level range (200% of Authorized Control Level) as applied by the National Association of Insurance Commissioners in the US, while the own funds is calculated by applying a haircut to available capital under the local regulatory solvency measurement of one time (100%) the upper end of the Company Action Level range. For entities in financial sectors other than the insurance sector, the solvency requirements of the appropriate regulatory framework are taken into account in the group ratio. The group ratio does include Aegon Bank N.V. As the UK With-Profit funds is ring fenced, no surplus is taken into account regarding the UK With-Profit funds for Aegon UK and Group numbers.

11)

The solvency II capital ratio reflects Aegon’s interpretation of Solvency II requirements and are not final until filed with the regulators. The solvency II capital calculation is subject to supervisory review on an ongoing basis.

12)	The numbers in this release are unaudited

2H 2020 Results - 32

The Hague – February 11, 2021

Cautionary note regarding non-IFRS-EU measures

This document includes the following non-IFRS-EU financial measures: underlying earnings before tax, income tax, income before tax, market consistent value of new business and return on equity. These non-IFRS-EU measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for market consistent value of new business and return on equity, to the most comparable IFRS-EU measure is provided in the notes to this press release. Market consistent value of new business is not based on IFRS-EU, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for IFRS-EU financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Return on equity is a ratio using a non-IFRS-EU measure and is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity adjusted for the revaluation reserve. Aegon believes that these non-IFRS-EU measures, together with the IFRS-EU information, provide meaningful supplemental information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

•	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•

Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Customer responsiveness to both new products and distribution channels;

•

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•

Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, cash capital at Holding, gross financial leverage and free cash flow;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•

Consequences of an actual or potential break-up of the European monetary union in whole or in part, or the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

•

Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;

•

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII); and

•

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

2H 2020 Results - 33